Exhibit 99.2

October 20, 2020

BY HAND

STRICTLY PRIVATE AND CONFIDENTIAL

The Listing Division

The Stock Exchange of Hong Kong Limited

12th Floor, Two Exchange Square

8 Connaught Place

Central

Hong Kong

Dear Sirs,

Company	:	GDS Holdings Limited (the “Company”)
Case Number	:	20200828-I20136-0001
Transaction Type	:	New Listing – Secondary Listing (“Listing”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”)
Subject	:	Undertaking with respect to amendments to the Company’s Articles of Association (the “Articles of Association”) and lock-up undertaking

We, the undersigned, hereby undertake to the Stock Exchange that we will vote in favour of the following resolutions proposed to be put forth at or before the next annual general meeting of the Company to be held after the Listing:

(a)

to revise the Articles of Association to comply with Rule 19C.07(5) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”) so that the notice period for any general meeting would be at least 14 calendar days;

(b)

to revise the Articles of Association to comply with Rule 19C.07(6)(2) of the Hong Kong Listing Rules such that where any member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement shall not be counted;

(c)

to revise the Articles of Association such that (i) in addition to the existing provisions of Article 58(2), a provision will be added to provide that the minimum stake required for any shareholder(s) to requisition an extraordinary general meeting and the addition of resolution to the general meeting will be 10% of the voting rights, on a one vote per share basis, in the share capital of the Company; and (ii) the quorum for a requisitioned general meeting of the Company and addition of resolution to the general meeting pursuant to the amended provision in (i) above will be 10% of the aggregate voting power of the Company on a one vote per share basis.

We further undertake that we will not, without the prior written consent of the Stock Exchange, during the period of six months from the date of the Listing (the “Relevant Period”), dispose of, or enter into any agreement to dispose of or otherwise create any encumbrances in respect of such Offer Shares (as defined in the prospectus to be issued by the Company in connection with the Listing) as we may subscribe for pursuant to our pre-emptive right under the Investor Rights Agreement (as defined in the prospectus to be issued by the Company in connection with the Listing) (the “Lock-up Undertaking”) (the “STT IPO Shares”).

Notwithstanding with the Lock-up Undertaking, we may, from time to time, pledge or charge the STT IPO Shares in favour of an authorised institution (as defined in the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)) (the “Secured Party”) for a bona fide commercial loan (a “Permitted Encumbrance”), and the Secured Party may enforce the Permitted Encumbrance subject to the following undertakings. We hereby further severally, irrevocably and unconditionally undertake to you that within the Relevant Period, we shall:

(a)	if we grant a Permitted Encumbrance, immediately inform the Company in writing of such pledge or charge together with the number of securities so pledged or charged; and

(b)

when we receive indications, either verbal or written, from the Secured Party that any of the STT IPO Shares that are pledged or charged by us will be disposed of, immediately inform the Company in writing of such indications.

Yours faithfully, For and on behalf of STT GDC Pte. Ltd.

/s/ Bruno Lopez
Name:	BRUNO LOPEZ
Title:	Director

[Signature page to Undertaking Shareholders’ undertaking as to Amendments to AOA]